Exhibit 99.1
Notice of Capital Management Policy in Relation to Proposed Stock Exchange Transaction with Orange Life Insurance, Ltd.

On November 14, 2019, the Board of Directors of Shinhan Financial Group Co., Ltd. (hereafter “SFG”) resolved to acquire the remaining shares of Orange Life Insurance, Ltd. (hereafter “Orange Life”) (33,500,000 shares, which equals 40.85% of the total issued and outstanding number of shares of Orange Life) by executing a stock exchange agreement pursuant to a “comprehensive stock exchange” (the “Stock Exchange”) under the Korean Commercial Code to convert Orange Life into a wholly-owned subsidiary.

SFG’s common shares that will be exchanged for common shares of Orange Life through the Stock Exchange will either be SFG’s treasury shares or newly issued common shares.

In consideration of the possible dilutive effect that may arise as a result of the issuance of new shares in the Stock Exchange, SFG will conduct buybacks and cancellations of treasury shares during the fiscal year of 2020; and, the amount of treasury shares to be acquired and cancelled will be determined by the Board of Directors of SFG within the following range:

  1) equal to or greater than the amount of treasury shares held by Orange Life as of November 14, 2019; and

2) equal to or less than the amount of SFG shares that are newly issued in the course of the Stock Exchange.

Other Considerations

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The number of treasury shares held by Orange Life is 1,485,697 as of November 14, 2019, and all of the treasury shares have been purchased through trust agreements for acquisition of treasury shares during the period from February 13, 2019 to August 12, 2019. The above treasury shares are subject to the Stock Exchange in accordance with the exchange ratio determined on the above date (1 Orange Life share : 0.6601483 SFG share).

-	The aggregate number of registered common shares of SFG to be newly issued to Orange Life shareholders in the Stock Exchange will be 8,232,906 shares.
-	The amount of buybacks and cancellations will be determined within the amount of profits available for dividend.

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The acquisition and cancellation of treasury shares will be subject to the determination of the Board of Directors of SFG and have yet to be confirmed. The above matters and schedule may be amended in accordance with management and regulatory requirements. SFG expects to make disclosure in the event that specific decisions are made.